January 25, 2012

Mr. William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re: SEC Comment Letter dated December 22, 2010 Universal Bioenergy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed August 12, 2010
File No. 333-123465

Dear Mr. Thompson;

This letter will address the issues and concerns raised in the SEC Comment Letter dated December 22, 2010 (“Comment Letter”) for the Universal Bioenergy, Inc. (the “Company”) reports Form 10-K for the fiscal year ended December 31, 2009 and Form 10-Q for the fiscal quarter ended June 30, 2010. The questions in your Comment Letter are restated below, with our corresponding responses.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2009

Item 8. Financial Statements, page 26

Consolidated Balance Sheets, page F-l

1.     We note from your disclosure in the consolidated statements of cash flows that advances are payable to affiliates. Please tell us the name of the affiliate relationships and the terms and manner of settlement of the advances. In addition, please tell us your consideration of disclosing the nature of the affiliate relationships and the terms and manner of settlement of the advances in the notes to financial statements pursuant to the disclosure guidance in ASC 850-10-50.

Universal Bioenergy Inc. • 19800 MacArthur Blvd., Suite 300 • Irvine, CA 92612 • Tel 949-559-5017 • Fax 951-281-4653

(1)

REPONSE: The holder of the payable was Robert Meredith, an attorney. The Company incorrectly classified advances from him as payable to an affiliate. This liability is correctly classified as other current liability and disclosure of the nature, terms and the manner of settlement should have been disclosed in the notes to the financial statements. This misclassification has since been corrected on our books and will be properly disclosed in the notes to the financial statements.

Notes to Financial Statements, page F-5

Note 5 - Equity page F-10

Issuance of preferred shares, page F-12

2.     Please tell us the rights and privileges of the Series A and Series B preferred stock, including dividend and liquidation preferences and redemption terms, if any. In addition, please refer to paragraphs 50-3 through 50-5 of ASC 505-10-50 and tell us what consideration you gave to disclosing the pertinent rights and privileges, dividend and liquidation preferences and redemption terms of the Series A and Series B preferred stock.

RESPONSE: We note that full disclosure regarding Series A Preferred and Series B Preferred Stock was not included in Note 5. Below is the form of disclosure that was commenced in our Form 10-Q Report for the period ending June 30, 2010 and continued, either by inclusion or reference, in all subsequent filings (with explanation or definitions in parenthesis ([ ]) for your clarification, as needed:

Preferred Stock

The Company (defined in the filing as the “Corporation) authorized an aggregate of 1,000,000 shares of Preferred stock at a $.001 par value, of which two classes of preferred stock were issued by the Company, which were, (“Preferred Series A”) and (“Preferred Series B”).

Series A

There were no Preferred Series A shares outstanding as of December 31, 2010.

Voting Rights. Except as otherwise provided herein and as otherwise required by law, each share of the Series A Preferred Stock shall have 300 votes on all matters presented to be voted by the holders of common stock.

Liquidation. Upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary (a “Liquidation”), the Holders shall be entitled to receive out of the assets of the Corporation, whether such assets are capital or surplus, for each share of Preferred Stock an amount equal to the current value per share (based on the consideration paid or valued upon initial receipt of the Preferred Stock) plus any accrued and unpaid dividends thereon and any other fees or liquidated damages owing thereon before any distribution or payment shall be made to the holders of any Junior Securities, and if the assets of the Corporation shall be insufficient to pay in full such amounts, then the entire assets to be distributed to the Holders shall be distributed among the Holders ratably in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full. A Change of Control Transaction (as defined in the rights and preferences of the Series A Preferred) shall not be treated as a Liquidation. The Corporation shall mail written notice of any such Liquidation, not less than 45 days prior to the payment date stated therein, to each record Holder of Series A Preferred.

(2)

Conversions at Option of Holder. Each share of Preferred Stock shall be convertible into that number of shares of Common Stock (subject to the limitations set forth in Section 5(c)) determined by issuing one (1) share of Common Stock of the Corporation for every share of Preferred Stock converted, at the option of the Holder, at any time and from time to time from and after the Original Issue Date. Holders shall effect conversions by providing the Corporation with the form of conversion notice attached hereto as Annex A (a “Notice of Conversion”). Each Notice of Conversion shall specify the number of shares of Preferred Stock to be converted, the number of shares of Preferred Stock owned prior to the conversion at issue, the number of shares of Preferred Stock owned subsequent to the conversion at issue and the date on which such conversion is to be effected, which date may not be prior to the date the Holder delivers such Notice of Conversion to the Corporation by facsimile (the “Conversion Date”). If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion to the Corporation is deemed delivered hereunder. The calculations and entries set forth in the Notice of Conversion shall control in the absence of manifest or mathematical error. To effect conversions, as the case may be, of shares of Preferred Stock, a Holder shall not be required to surrender the certificate(s) representing such shares of Preferred Stock to the Corporation unless all of the shares of Preferred Stock represented thereby are so converted, in which case the Holder shall deliver the certificate representing such share of Preferred Stock promptly following the Conversion Date at issue. Shares of Preferred Stock converted or redeemed in accordance with the terms hereof shall be canceled and may not be reissued.

Delivery of Certificate Upon Conversion. Not later than three (3) trading days after each Conversion Date (the “Share Delivery Date”), the Corporation shall deliver to the Holder (A) a certificate or certificates which, after the Effective Date, shall be free of restrictive legends and trading restrictions (other than those required by the purchase Agreement) representing the number of shares of Common Stock being acquired upon the conversion of shares of Preferred Stock, and (B) payment of any accrued and unpaid dividends, if the Corporation has elected or is required to pay accrued dividends in cash. If in the case of any Notice of Conversion such certificate or certificates are not delivered to or as directed by the applicable Holder by the third trading day after the Conversion Date, the Holder shall be entitled to elect by written notice to the Corporation at any time on or before its receipt of such certificate or certificates thereafter, to rescind such conversion, in which event the Corporation shall immediately return the certificates representing the shares of Preferred Stock tendered for conversion.

(3)

Series B

There were 232,080 Series B Preferred Shares (“Preferred Series B”) issued and outstanding as of December 31, 2010. The Preferred Series B are non-voting and have no liquidation preferences.

The Preferred Series B are convertible to common shares at a rate to be mutually agreed upon by the Company, Lacroix, and Mortensen. However, documents provided by former management to the SEC establish that management of Lacroix and Mortensen had tentatively agreed to convert the Preferred Series B received from the note conversions into common shares at the rate of ten (10) shares of common to one (1) share of Preferred Series B. Additionally, common shares were converted to Preferred Series B by Lacroix and Mortensen at a 10:1 ratio. Conversion at the 10:1 rate would result in the issuance of 2,320,800 shares of common stock or 2.9% dilution as of December 31, 2010. Conversion at an implied market rate ($0.07 per share) would result in the issuance of approximately 3,314,000 shares of common stock or 4.1% dilution as of December 31, 2010.

As on April 9, 2010 management became aware that cash and other assets invested in the Company prior to December 31, 2009 may have been received as a result of illegal activities by persons affiliated with certain current and former shareholders, Lacroix International Holdings Ltd. (Lacroix) and Mortensen Financial Ltd. (Mortensen).  See SEC vs. Abellan, et al, (Case 3:08-CV-05502).   Management also became aware that the Securities and Exchange Commission (SEC) has subsequently obtained an order of disgorgement pertaining to the assets held by Lacroix and Mortensen which currently include shares of preferred and common stock of the Company. Consequently, the Company does not intent to convert the shares of Series B Preferred until such time as this matter is fully resolved.

The Company shall, in their subsequent filing (or in the first revised filing) include the Series A Preferred Rights and Preferences and Series B Preferred as exhibits to such filing.

3.     Please tell us whether you entered into an agreement with the purchasers of the preferred stock and/or filed a certificate of designation or amendment to your certificate of incorporation setting forth the pertinent rights and privileges of the preferred stock. If so, please tell us why the conversion terms are subject to mutual agreement among the parties. If not, please provide us with your legal analysis as to why you believe you are not required under Nevada law to amend your certificate of incorporation and file a certificate of designation with the Secretary of State of Nevada. Please also tell us whether there are any adverse legal consequences to not filing a certificate of designation and the basis for your present disclosures regarding the rights and privileges of the preferred stock throughout the document.

(4)

RESPONSE: On October 22, 2007 the Company’s Board of Directors passed a resolution which authorized the right to issue 1,000,000 shares of Preferred Stock. On October 24, 2007 the Company filed a Certificate of Amendment with the Office of the Secretary of State for the State of Nevada to amend the Company’s Articles of Incorporation which included authorization for the issuance of 1,000,000 shares of Preferred Stock with a par value of $0.001 per share. Formal notification of this change was filed with SEC in a Form 8-K report on November 1, 2007, which included a copy of the Certificate of Amendment as Exhibit 10.2.

The Company shall, in their subsequent filing (or in the first revised filing) include the Series A Preferred Rights and Preferences and Series B Preferred as exhibits to such filing.

The following information was reported in our filings:

On April 9, 2010 management [“Current management”] became aware that cash and other assets invested in the Company prior to December 31, 2009 may have been received as a result of illegal activities by persons affiliated with certain current and former shareholders, Lacroix International Holdings Ltd. (Lacroix) and Mortensen Financial Ltd. (Mortensen).  (See SEC vs. Abellan, et al, (Case 3:08-CV-05502)).   Management also became aware that the Securities and Exchange Commission has subsequently obtained an order of disgorgement pertaining to the assets held by Lacroix and Mortensen which currently include shares of preferred and common stock of the Company.

The risk of disgorgement

The approximate $1 million in cash invested in the Company by Mortensen has been depleted.  Additionally, the approximate $1.6 million value of the dormant biodiesel plant invested by Lacroix, with its unknown but implicit environmental liability, has been impaired to a net value of $290,000.  At the advice of counsel management believes that lacking definitive proof, it is not likely that the SEC would move to disgorge ownership of the biodiesel plant from the Company.

According to the court filings in SEC vs. Abellan et al, the SEC was not able to obtain the Andorran banking records of Lacroix and Mortensen, and accordingly cannot definitively link the funds invested in the Company to the illegal activities of Abellan.  At the advice of counsel management believes that while it is possible, it is unlikely, that even if the SEC is able to obtain those records, and is able to definitively link those funds to the assets invested in the Company, that the SEC would move to disgorge ownership of the biodiesel plant from the Company.  In an attempt to obtain clarification of this, and to provide full and fair disclosure, management requested clarification from SEC staff, which declined to provide clarification or comment.

(5)

The risk of rescission

Management also became aware that the stated September 17, 2008 restructuring of debt to preferred shares was transacted subsequent to a September 11, 2008 injunction obtained by the SEC freezing the assets of Lacroix and Mortensen.  The restructuring accordingly may constitute an illegal act.  Current and former management both assert that they did not receive notice of the freeze and were not aware of the freeze at the time of the conversion.

Current management also became aware that former management [Richard Craven and James Ator; (“former management”)] was contacted by SEC enforcement pertaining to the above related to an informal investigation of another company.  We note that the Company and its former management were not the focus of the informal investigation.  Documents provided by former management to the SEC establish that the discussions between former management, Lacroix and Mortensen began at least one month in advance of the freeze order [PURSUANT TO SEC vs. Abellan et al]

As creditor note holders, Lacroix and Mortensen had preference over equity holders in the event of liquidation.   Additionally, even though the Lacroix note was “secured” by the biodiesel plant, no real or personal property liens were ever filed to perfect the liens.  At the time of the conversion the Company lacked liquidity to pay the principal and interest due on these notes.  The conversion to preferred shares abated the further accrual of interest on the notes.

As preferred shareholders, Lacroix and Mortensen still have preference over common shareholders in the event of liquidation, after satisfaction of the creditors.  While the conversion of these shares to common would eliminate this preference, it could also result in improving the liquidity of these shares, once the restrictive legends are removed, and enable distribution of the shares as discussed below.

At the advice of counsel, management believes it is possible, but unlikely that the SEC would move to rescind the note to preferred conversion transaction which would improve their standing in the event of liquidation, but would dilute the potential of liquidity through the market.  In an attempt to obtain clarification of this, and to provide full and fair disclosure, management requested clarification from SEC staff, who declined to provide clarification or comment.

The risk of dilution

As stated elsewhere, the preferred shares are convertible to common shares at a rate to be mutually agreed upon by the Company, Lacroix and Mortensen.   However, documents provided by former management to the SEC establish that management of Lacroix and Mortensen had tentatively agreed to convert the preferred shares received from the note conversions into common shares at the rate of ten shares of common to one share of preferred.  Additionally, common shares were converted to preferred shares by Mortensen at a 10:1 ratio.  Conversion at the 10:1 rate would result in the issuance of 2,320,800 shares of common stock or 2.9% dilution as of December 31, 2010.  Conversion at an implied market rate ($.07 per share) would result in the issuance of approximately 3,314,000 shares of common stock or 4.1% dilution as of December 31, 2010.

(6)

On April 10, 2010, current management advised the stock transfer agent to freeze the preferred and common shares of Lacroix and Mortensen held in name or in street name, preventing their further conversion to cash, in accordance with the United States District Court, Western District of Washington at Tacoma, in the court’s “Preliminary Injunction Order”, dated September 11, 2008 in Case No. 3:08-cv-05502 BHS, and its “Order Granting Plaintiff’s Motion For Summary Judgment” dated December 7, 2009.   The Board of Directors of the Company, in accordance with these court orders, has also frozen the option to convert the preferred shares to common stock.  Counsel has advised management that such conversion of preferred shares to common could constitute a further violation of the asset freeze.  In an attempt to obtain clarification of this, and to provide full and fair disclosure, management requested clarification from SEC staff, who declined to provide clarification or comment.

In consideration of the above, management asserts that they will not convert the preferred shares to common without the explicit consent of the SEC.  Additionally, management is contemplating, under the authority of the SEC disgorgement order, seeking permission of the SEC to convert the preferred shares to common in the least dilutive fashion discussed above (10:1) and distribute those shares and other common shares owned by Lacroix and Mortensen to the shareholders harmed by Abellan.

The docket currently shows the status of the Abellan case as “terminated”, leaving Company counsel to believe that further action by the SEC against the Company is possible but unlikely.

The Company currently is leaving this matter in abeyance until the Company either receives or requests guidance from the SEC on the resolution of the disgorgement matter underlying SEC vs. Abellan et al.

Note 8 - Convertible Debenture, page F-14

4.     We note your disclosure that you are accounting for the embedded conversion features as derivative liabilities, which seems to be consistent with your accounting policy for derivative liabilities in Note 3 on page F-8. Please tell us how the fair value and the changes in the fair value of the embedded derivative instruments are reflected in your financial statements. Please also tell us the provisions in the contracts that require liability accounting and the specific guidance in ASC 470 and/or ASC 815 that supports your accounting.

RESPONSE: The fair value of the embedded derivative instruments are reflected in the financial statements according to ASC 815-15-30-1a, ASC 470-20-30-3 to 5 and ASC 470-20-25-5. This accounting guidance was applied to the financial statements according to ASC 470-20-55-10 to 12. The changes in the fair value of the embedded derivative instruments are reflected in the financial statements according to ASC 470-20-55-7c2 for convertible debt securities, the discount shall be recognized as interest expense using the effective yield method. The provision in the contracts that requires liability accounting is the right to convert the entire principal amount into shares of common stock after a holding period and at a set amount per share.

(7)

5.     We note that the convertible debenture units have a term of three years. As such, please tell us why the convertible debenture obligation is classified as a current liability in the consolidated balance sheets.

RESPONSE: This was a misclassification and has since been reclassified to Long Term Liabilities on our Balance Sheet.

6.     Please tell us how you are accounting for the 30% annual stock dividend payable to debenture holders and the basis in GAAP for your accounting treatment

RESPONSE: The notes to the financial statements should not have indicated “stock dividend” but rather a 30% dividend on the stock. The amount, $7,500 was charged to interest expense for each of 2 years and then the total of $40,000 in debt ($25,000 plus $15,000) was converted to shares of common stock at $0.02 per share.

Note 9 -Note Payable Affiliates, page F-16

7.     Please tell us whether the note payable to affiliate represents the note that was converted to common stock as disclosed in supplemental cash flow information in the statements of cash flows. If so, please tell us when the note was issued and how the proceeds or other consideration are reflected in the statements of cash flows. If not, please tell us how the note was settled and how the settlement is presented in the statements of cash flows.

REPONSE: The note was issued in February 2008 and is the note disclosed in the supplemental cash flow information. The balance was recorded as compensation expense and as such was included in the net loss which is reflected on the cash flow statement. This note payable to affiliate is the same note payable converted to common stock as disclosed in the supplemental cash flow information in the statements of cash flow information.

Note 11 – Commitments and Contingencies, page F-17

8.     Please tell us whether the signing bonus referred to in the first paragraph was recognized as a liability in 2008. If so, please tell us how the liability is characterized in the financial statements for each year presented. If not, please tell us how you accounted for the signing bonus and the basis in GAAP for your accounting. In addition, since the signing bonus obligation was converted to a note in 2009, please tell us why the non-cash financing transaction is not presented in supplemental cash flow information in the statements of cash flows. Finally, please tell us how the note obligation is classified in the consolidated balance sheet at December 31, 2009.

RESPONSE: The signing bonus referred to in the first paragraph was recognized as a liability in 2008. This was disclosed in the 2009 10-K under Note 5 – Equity, on page F-11, which stated, “On November 23, 2009 the Company issued 5,000,000 common shares to non-affiliates for the conversion of the $100,000 note payable to Richard Craven. The stock was trading at $.096 and the Company reduced the note payable by $100,000 and expensed $380,000.” This liability was converted to common stock during the year ended December 31, 2009 and disclosed in the supplemental cash flow information in the statements of cash flow information. The note to the financial statement which indicates that this note payable is still outstanding is in error and will be corrected in future filings.

(8)

Note 12 – Related Party Transactions, page F-18

9.     Please tell us how you are accounting for the signing and incentive bonuses disclosed in the second, third, fourth and fifth paragraphs and the basis in GAAP for your accounting treatment. Please also tell us the terms of the anti-dilution provisions contained in the employment agreements and the impact, if any, on your accounting for the stock-based awards citing relevant GAAP literature.

RESPONSE: The Company is accounting for the signing and incentive bonuses in accordance with ASC-718-10-30-6. The employment agreements for the officers which were entered into during the first quarter of 2009, were for a term of one year, and granted the officers a 10% equity stake in the Company based on its outstanding shares at that time. The anti-dilution provisions were to provide the officers with a continued 10% equity ownership of the Company’s outstanding shares in the event of any stock splits. However, the anti-dilution clause and provisions were deleted in the subsequent officers employment agreements dated July 1, 2010. The original agreements were filed as Exhibits 10.6.01, 10.6.02 and 10.6.03, to Form 8-K dated May 22, 2009.

The Company shall, in their subsequent filing (or in the first revised filing) include the officers employment agreements as exhibits to such filing.

10.  Please tell us whether the note conversion transaction disclosed in the second paragraph on page P-19 is the same transaction disclosed in the first paragraph on page 16. If so, please tell us why the disclosures related to the transaction date, stock trading price and the amount recognized as consulting expense are different. If not, please tell us how each transaction is presented in the statements of changes in stockholders' equity.

RESPONSE: The note 12 to the financial statements on page F-19 is referring to the same transaction disclosed in the first paragraph on page F-16. The transaction date on page F-16 refers to the date of issuance and the transaction date on page F-19 refers to the conversion date. The share price in note 12, page F19, second paragraph is in error and it is accurately stated as of October 13, 2009 at $0.096 on the statement of changes in stockholders’ equity. With regard to the amount recognized as consulting expense the note 12 is in error again and it should have said $380,000 the difference of $100,000 was the retirement of the liability which should have been included as such on the statement of cash flows in the financing activities section.

(9)

Item 9A. Controls and Procedures Disclosures Controls and Procedures, page 27

11.  We note your disclosure that your principal executive officer and principal financial officer originally concluded that your disclosure controls and procedures were effective as of December 31, 2009. We also note your disclosure that your chief executive officer has concluded that your disclosure controls and procedures may not be effective as of April 14, 2010 due to possible material weaknesses in your internal control over financial reporting. Finally, we note that you are in the process of evaluating the internal controls and procedures to ensure that internal controls and procedures satisfy the criteria set forth by COSO and that your independent registered public accounting firm identified certain significant internal control deficiencies that you considered to be, in the aggregate, a material weakness. Please tell us the following:

·        how your principal executive officer and principal financial officer evaluated and assessed whether your disclosure controls and procedures were effective as of the end of the year;

RESPONSE: Currently we maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Securities Exchange Act of 1934 reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Our disclosure controls and procedures were designed to provide reasonable assurance that the controls and procedures would meet their objectives.

As required by SEC Rule 13a-15(b), our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by the referenced report. Based on the foregoing, and as of the date of the original filing of our Form 10-K for the period ending December 31, 2009, our Chief Executive Officer and Chief Financial Officer had concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2009.

(10)

However, subsequent to that filing and upon further examination of the filings made by former management, our Chief Executive Officer concluded that our disclosure controls and procedures were not be effective due to material weaknesses in our internal controls over financial reporting described below and other factors related to the Company’s financial reporting processes.

The Company’s concern was the filing of our 2007 Form 10K/A on September 9, 2009 by James Michael Ator (the Chief Financial Officer as referred to herein with Richard Craven, the former Chief Executive Officer, as “former management”) without Board of Directors approval and without approval from our independent auditors. The other area of concern was the proper internal signature by the Board of Directors for all filings that are issued. The Company’s former management further did not properly record the acquisition of Universal Bioenergy North America, Inc. as the purchase method of accounting and recorded it as a reverse merger and recapitalization. The acquisition was less than 51% and should have been recorded as the purchase method of accounting.

The Company’s former management, Richard Craven, was also involved with the Mortenson and LaCroix transactions as described in Note 14 to the financial statements on Form 10-K for the period ended December 31, 2009 (and other subsequent filings). Although former management asserts they had no knowledge of the Abellan scheme or the freeze order, in the best interest of the Company they resigned, surrendered the Preferred A shares, and have no further affiliation with the Company.  Due to the size of our Company and the costs associated to remediate these issues, we still consider these concerns to be extremely relevant.

Prior to the filing of the December 31, 2009 Form 10-K the controls and procedure deficiencies were identified and remediated (as discussed below). Although at the time of filing our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective, our Chief Executive Officer and Chief Financial Officer have since concluded that although the remedial actions were appropriate, the controls and procedures are not effective .

·        how your principal executive officer and principal financial officer were originally able to conclude that your disclosure controls and procedures were effective as of the end of year in light of the material weakness;

RESPONSE: The material weaknesses identified by our current Principal Executive Officer and Principal Financial Officer were rectified by the following changes that were implemented :

(11)

·       We have provided more oversight of the Company’s financial reporting and internal control by those charged with corporate governance.

·       We have engaged the services of employees, management, and outside professionals who have the qualifications and training to fulfill their assigned functions, with respect to preparing financial statements, reports and internal controls in accordance with Generally Accepted Accounting Principles.

·       Any deficiencies in terms of completeness or accuracy in the internal control process must be reported to management on a timely basis and we have established a defined process within our organization to remediate these deficiencies, when identified.

We have implemented a more effective internal review and risk assessment function by management, which functions are important to the monitoring or risk assessment component of internal control.

Note that as of January 2, 2010, James Michael Ator, Chief Financial Officer was no longer with the Company and on April 14, 2010 Dr. Richard D. Craven’s resignation was accepted by the Board of Directors both as a member of our Board of Directors and as Chief Executive Officer and Principal Financial Officer.

·        whether your principal executive officer and principal financial officer ultimately concluded that your disclosure controls and procedures were effective or ineffective as of the end of the year, and the basis for their conclusions;

RESPONSE: As required by SEC Rule 13a-15(b), our current Chief Executive Officer and Chief Financial Officer, based on the information available, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2009. Subsequently, in light of the matters discussed herein, our current Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were not effective at the reasonable assurance level as of December 31, 2009

·        whether you implemented any changes in internal control over financial reporting to mitigate the significant weakness during the fourth quarter which should be disclosed in the report;

RESPONSE: Our current Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the Company's internal controls and procedures as of September 30, 2009. Based upon our evaluation, Management has addressed the material weaknesses in our internal control deficiencies as follows:

(12)

·       We have provided more oversight of the Company’s financial reporting and internal control by those charged with corporate governance.

·       We have engaged the services of employees, management, and outside professionals who have the qualifications and training to fulfill their assigned functions, with respect to preparing financial statements, reports and internal controls in accordance with Generally Accepted Accounting Principles.

·       Any deficiencies in terms of completeness or accuracy in the internal control process must be reported to management on a timely basis and we have established a defined process within our organization to remediate these deficiencies, when identified.

·       We have implemented a more effective internal review and risk assessment function by management, which functions are important to the monitoring or risk assessment component of internal control.

To create an effective control environment, management and those charged with corporate governance must assess the effect of any potential significant deficiency communicated to them, and correct the significant deficiency or material weakness that might exist in the internal control environment.

·        whether you subsequently implemented any changes in internal control over financial reporting to mitigate the significant weakness which should be disclosed in a subsequent filing on Form 10-Q; and

RESPONSE: Our Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the Company's internal controls and procedures as of September 30, 2009. Based upon our evaluation, Management has addressed the material weaknesses in our internal control deficiencies as follows:

·       We have provided more oversight of the Company’s financial reporting and internal control by those charged with corporate governance.

·       We have engaged the services of employees, management, and outside professionals who have the qualifications and training to fulfill their assigned functions, with respect to preparing financial statements, reports and internal controls in accordance with Generally Accepted Accounting Principles.

(13)

·       Any deficiencies in terms of completeness or accuracy in the internal control process must be reported to management on a timely basis and we have established a defined process within our organization to remediate these deficiencies, when identified.

·       We have implemented a more effective internal review and risk assessment function by management, which functions are important to the monitoring or risk assessment component of internal control.

To create an effective control environment, management and those charged with corporate governance must assess the effect of any potential significant deficiency communicated to them, and correct the significant deficiency or material weakness that might exist in the internal control environment.

·        how your principal executive officer and principal financial officer were able to conclude that your internal control over financial reporting was effective at the end of the year in light of the material weakness and your disclosure that you are in the process of evaluating the internal controls and procedures ensure that internal controls and procedures satisfy the criteria set forth by COSO and the significant internal control deficiencies identified by your independent registered public accounting firm that you consider to be, in the aggregate, a material weakness.

RESPONSE: Prior to the filing of the December 31, 2009 Form 10-K the controls and procedure deficiencies were identified and remediated (as discussed below), and therefore at the time of filing our Chief Executive Officer and Chief Financial Officer concluded, at that time, that our disclosure controls and procedures were effective.

However, subsequent to that filing and upon further examination of the filings made by former management, our Chief Executive Officer concluded that our disclosure controls and procedures were not be effective due to material weaknesses in our internal controls over financial reporting described below and other factors related to the Company’s financial reporting processes.

On August 18, 2011, the Company engaged a new auditor and, recently, engaged an new outside accounting firm to further develop policies, controls, and procedures to ensure that internal control over financial reporting will be effective for the year ended December 31, 2011 in light of the material weakness’ discovered by the current management, the need to ensure that internal controls and procedures satisfy the criteria set forth by COSO, and to rectify the significant internal control deficiencies identified by your independent registered public accounting firm that you consider to be, in the aggregate, a material weakness. If such remedial action is not completed, current management will deem the internal controls and procedures ineffective for the year ended December 31, 2011.

(14)

Management recognizes that an internal control material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than are greater likelihood that a material misstatement of the financial statements would not be prevented or detected on a timely basis by employees in the normal course of their work or that the filings pursuant to the Securities Exchange Act of 1934 would not be made timely.

Our management’s assessment is that although the Company engaged in remedial actions to rectify deficiencies, a further examination concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2009 within the context of the framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our internal control over financial reporting as designed, documented and tested, current management identified multiple material weaknesses primarily related to maintaining an adequate control environment.

The material weaknesses in our internal controls related to inadequate staffing within our accounting department and upper management, lack of controls regarding the assignment of authority and responsibility, lack of consistent policies and procedures, inadequate monitoring of controls and inadequate disclosure controls. Management is taking further remedial action to ensure that the Company maintenance of records that, in reasonable detail, accurately and fairly reflect the Company’s transactions and dispositions of our assets, provide reasonable assurance that the receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Based on the any further comments by the SEC to the Company arising from the Company’s response in the letter, the Company shall amend prior filings to reflect that the internal controls and procedures were ineffective at the time of filing.

Signatures, page 38

12.  The report should be signed on your behalf by your principal executive officer, principal financial officer, controller or principal accounting officer, and at least a majority of the board of directors. Any person who occupies more than one of the positions specified shall indicate each capacity in which he signs the report. Refer to general instruction D(2) and the signature section of Form 10-K and confirm to us that Mr. Guest should also sign the report in the capacity as your controller or principal accounting officer.

(15)

RESPONSE: On Page 38, under Item 15: Signatures, Vince M. Guest signed the Form 10-K Report for 2009 as Director, Chief Executive Officer, Principal Executive Officer, Principal Financial Officer and President. Mr. Guest included all of the positions he holds with the Company. The Form 10-K Report is also signed by Solomon Ali as a member of the Board of Directors.

FORM 10-Q FOR FISCAL QUARTER ENDED JUNE 30, 2010

13.  Please refer to ASC 505-10-50-2 and tell us your consideration of disclosing the changes in the separate accounts comprising shareholders' equity in a separate statement or in the notes to financial statements.

RESPONSE: According to ASC 505-10-50-2 this should have been disclosed either in a separate statement or in the notes to the financial statement. The Company will correct this disclosure in subsequent filings.

 Condensed Consolidated Statement of Cash Flows, page 5

14.  Please refer to ASC 230-10-45-28 and tell us why you reconcile net loss attributable to Universal rather than net loss to net cash flow from operating activities. Please also tell us the basis in GAAP for classifying net loss attributable to noncontrolling interest as a cash inflow from investing activities.

RESPONSE: The description for our Net Loss was incorrectly presented. This comment is noted will be corrected on all future filings.

15.  Please tell us why the change in accounts receivable-gas sales contracts and accounts payable-gas purchase contracts differ from the change in the related balance sheet captions.

RESPONSE: The accounts receivable – gas sales contracts is to record receivables from customers on sales of natural gas. The accounts payable – gas purchase contracts is to record payables to vendors for gas purchased for resale to customers.

Notes to Condensed Consolidated Financial Statements, page 6

Note 4 - Summary of Significant Accounting Policies, page 7

Principle of Consolidation, page 8

16.  Please tell us the facts and circumstances that support your conclusion that you have a controlling financial interest in NDR because of your 49% financial interest and the additional 2% financial interest held by an entity owned by your officers. Specifically reference and discuss in detail the guidance in ASC 810 that supports consolidation.

(16)

RESPONSE: In accordance with ASC 810-10-15-3b the Company determined that it has a controlling financial interest because of the 49% financial interest and the additional 2% financial interest held by and entity owned by the Company’s officers. Specifically, ASC 810-10-15-8 states that as a general rule ownership by one reporting entity, directly or indirectly, of more than 50 percent of the outstanding voting shares is the condition that establishes a controlling financial interest. Further, the Company considered the non-controlling interest’s rights as prescribed by ASC 810-10-25-2 and determined that the exception described in ASC 810-10-15-10(a)(1)(iv) does not apply and concluded a controlling financial interest exists and should be consolidated.

Note 6 – Equity, page 12

17.  Please tell us how you accounted for the shares of common stock granted to the consultant in connection with the acquisition of NDR Energy and the basis in GAAP for your accounting.

RESPONSE: The Company did not account for the shares of common stock granted to the consultant because as of June 30, 2010 these shares had not been issued. This error has since been corrected in accordance with ASC 718-10-25 and ASC 718-10-30.

Common Stock Issued, page 12

18.  Please tell us how you accounted for the extinguishment of the employment contract disclosed in the first paragraph and the basis in GAAP for your accounting. Please specifically address whether you recognized a gain or loss and how you computed the amount of any such gain or loss.

RESPONSE: The Company accounted for the extinguishment of the employment contract disclosed in the first paragraph with a debit to the associated accrued liability and a credit to common stock shares at par and the balance was credited to additional paid in capital. According to ASC 718-10-25 and ASC 718-10-30, this transaction should have been recorded based on the fair value of the shares as of January 2, 2010, which was $0.06 per share. The resulting fair value of the share used to extinguish the accrued liability is $45,000 and the difference should have been recognized as a gain $157,568 less $45,000 identifies the gain that should have been recognized as $112,560. This correction will be recorded and disclosed in future filing.

Note 7 – Property and Equipment, page 14

19.  Please tell us the nature of equipment acquired during the current year and why you have not recognized any depreciation on the acquired assets.

(17)

RESPONSE: The equipment acquired during the current year is office equipment and it should have been depreciated. This error has since been corrected.

Note 11 – Acquisition, page 18

Additional Summary of the Purchase Agreement, page 19

20.  Please tell us the following with respect to your acquisition of the interest in NDR Energy:

·       how you determined the acquisition-date fair value of the common stock issued in the exchange;

RESPONSE: The shares had a quoted market price of $0.05 per share on April 12, 2010 or an aggregate quoted market value of approximately $250,000. Accordingly, the common stock was issued and the acquisition was recorded based on the valuation of the stock issued for cash to unrelated third parties during the time frame of the acquisition.

·       whether there were any pre-existing relationships between the parties to the transaction;

RESPONSE: There was no pre-existing relationship between the parties.

·       the actual effective date of the transaction and how you determined the effective date.

RESPONSE: Universal Bioenergy Corporation, a Nevada corporation and NDR Energy Group, LLC, a Maryland Limited Liability Company, entered into a Member Interest Purchase Agreement, dated as of April 12, 2010 and filed as Exhibit 2.1 on Form 8-K, filed April 14, 2010. ..  The date of the agreement was determined to be the effective date.

·       the terms of the loan to NDR;

RESPONSE: The loan to NDR Energy Group is a Working Capital Note which essentially acts like a line of credit with a maximum principal amount of $1,000,000. The Note was issued on April 15, 2010, it has a term of 10 years and matures on April 15, 2020, with an annual interest rate of 5.25%. NDR Energy Group will normally receive average monthly draws against the line of $21,000 for a total of 4 years, not to exceed $1,000,000. The loan payments made by NDR Energy to Universal Bioenergy are fully amortized with principal and interest for the full 10 year term.

·       how you accounted for the loan to NDR and why the loan is not reflected in the condensed consolidated balance sheet;

RESPONSE: The loan is not reflected on the condensed consolidated balance sheet, because of intercompany account eliminations on the consolidated balance sheet.

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 ·       why you did not file the financial statements required by Rule 8-04 of Regulation S-X and the related pro forma financial information required by Rule 8-05 of Regulation S-X;

RESPONSE: The Company had limited resources and was unable to prepare the required statements in time.

·       why you did not file the schedules referred to in the Member Interest Purchase Agreement;

RESPONSE: The schedules were filed in Form 8-K on April 14, 2010, and were attached to the end of the Member Interest Purchase Agreement. The Schedules were blank because the Company, at the direction of its legal counsel, believed the information contained therein was of a more confidential nature than the information in the base contract. However, this comment is duly noted and these schedules will be disclosed in the Company’s next SEC filing if it is deemed necessary.

·       how you accounted for the stock bonus shares issued to Messrs. Craven, Guest and Solomon and the basis in GAAP for you accounting treatment;

RESPONSE: The Company is accounting for the stock bonus shares in accordance with ASC-718-10-30.

·       why you included the shares of your common stock exchanged by Varlos Energy Holdings LLC for its 2% interest in NDR Energy as part of the consideration reflected in your purchase price allocation;

RESPONSE: The option to acquire the final 2% member interest in NDR was assigned to a prior officer of the Company, Richard D. Craven, and current officers Vince M. Guest and Solomon Ali, along with a grant of 4,000,000 shares of stock as a bonus for managing and closing the NDR Energy acquisition.  The 2% stake was acquired for 4,000,000 shares of stock, by exercising the option.  The 4,000,000 in stock was paid as a premium on the purchase price for the additional 2% of NDR’s member interests. All of the stock was issued to NDR. The 2% member interest in NDR Energy is owned by Varlos Energy Holdings LLC, of which Vince M. Guest, Solomon Ali, and Richard D. Craven are members of the company.

·       how you determined the fair value of the noncontrolling interest at the acquisition date and the valuation technique(s) and significant inputs used to measure the fair value of the noncontrolling interest;

RESPONSE: The 4,000,000 shares had a quoted market price of approximately $0.05 per share on April 12, 2010 or an aggregate quoted market value of approximately $200,000. Accordingly, the common shares issued and the acquisition was recorded based on the valuation of the stock issued for cash to unrelated third parties during the time frame of the acquisition.

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·       whether NDR had any assets and liabilities other than its client list and how you determined the fair value of the client list;

RESPONSE: NDR Energy Group’s primary asset was its 22 electric utility customer list and gas supplier base. NDR Energy had generated an average of approximately $50,000 annually in net revenues from their list. The Company set a value of approximately 5 times the value of the net revenue as an estimated value of the client list or $250,000. NDR Energy had only minimal liabilities.

·       how you account for the noncontrolling interest and the basis in GAAP for your accounting; and

RESPONSE: The Company accounts for the non-controlling interest according to ASC 805-20-25 and ASC 805-20-30 based on the fair value estimate as of the acquisition date using the acquisition method.

·       what consideration you gave to providing each of the disclosures required by ASC 805-10-50, 805-20-50 and 805-30-50 to the extent applicable to your facts and circumstances.

RESPONSE: The Company considered and disclosed each of the required disclosures by ASC 805-10-50, 805-20-50 and 805-30-50 in note 11 to the financial statements – Acquisition-Entry into a Material Definitive Agreement and Additional Summary of the Purchase Agreement on pages 18 and 19.

Note 13 – Subsequent Events, page 22

21.  Please tell us how you accounted for the shares of common stock granted to Don deLuna for services rendered in connection with the acquisition of NDR Energy and the basis in GAAP for your accounting.

RESPONSE: This was a stock grant that was awarded to Donald DeLuna in accordance with his Employment Agreement dated October 15, 2009 which provided for an award for a performance bonus. The stock was issued to him on September 13, 2010, and were deemed to have been earned on July 1, 2010 based on the approval by the Board. The stock closing price on the date of issuance was $0.05 which equals a value of $50,000 for 1,000,000 shares issued in accordance with ASC 718-30-30.

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 Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Recent Developments, page 24

22.  Please tell us the status of the acquisitions of Roblex and Norcor.

RESPONSE: We have terminated our discussions with Roblex and Norcor and disclosed such in subsequent filings.

Results of Operations, page 30

23.  Please tell us how stock-based compensation disclosed in the second paragraph of your analysis of current operations in presented in the condensed consolidated statements of cash flows.

RESPONSE: The amount identified here in the second paragraph of the analysis of current operations on page 30 is in error and should have been stated as $483,568.

 Item 4. Controls and Procedures, page 32

Evaluation of Disclosure Controls and Procedures, page 32

24.  We note your statement in the first paragraph that a controls system cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. Please tell us whether your disclosure controls and procedures were designed to provide reasonable assurance that the controls and procedures will meet their objectives. If so, you should disclose that fact and revise the conclusions of your chief executive and chief financial officers to state, if true, that your disclosure controls and procedures are effective at the ‘reasonable assurance" level. In any event, you should remove the disclosure referred to above. Please revise your disclosure as appropriate. For guidance, please refer to Part II.F.4 of Final Rule: Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Reports, Release No. 33-8238.

RESPONSE: Please see the Company response to Comment 11 above.

b) Changes in Internal Control Over Financial Reporting, page 33

25.  Please tell us how the concerns disclosed in the last two paragraphs affect the conclusions of your chief executive and chief financial officers regarding the effectiveness of your disclosure controls and procedures. Please also tell us whether you made any changes in internal control over financial reporting during the quarter to remediate the concerns. In any event, we believe you should clearly describe any material weaknesses in internal control over financial reporting and efforts taken to remediate the weaknesses, and revise your disclosures accordingly. Please advise or revise.

(21)

RESPONSE: Please see the Company response to Comment 11 above.

Exhibits 31.1 and 31.2

26.  Please remove the officer’s title from the introductory paragraph of the certifications. Please also revise paragraph 4.d. to include the parenthetical language in the certification set forth in Item 601(b)(31) of Regulation S-K.

RESPONSE: The change has been made as requested on all future filings.

This completes the full response to the questions and comments as requested in your letter dated December 22, 2010 regarding the report forms indicated above. We have spent considerable time and expense to focus on preparing and filing all of the rest of our required SEC reports and to bring our filings current this year. Additionally, we hired new outside accounting and auditing professionals to assist us in the process of preparing our financials and reports for filing with the SEC in a timely manner. We all truly understand the importance of this matter.

If you need any additional information regarding the above, please feel free to contact me.

Very truly yours,

Vince M. Guest

Vince M. Guest

President and CEO

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